CONSENT OF AC (CHRIS) HUNTER
The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference to the Registration Statement on Form S-8 of Centerra Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ AC (Chris) Hunter

AC (Chris) Hunter
Senior Geologist
Centerra Gold Inc.

Dated February 22, 2024